     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1999


                                               SECURITIES ACT FILE NO. 333-15973
                                        INVESTMENT COMPANY ACT FILE NO. 811-5870
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  59019R 10 5
                     (CUSIP Number of Class of Securities)
                                 TERRY K. GLENN
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                        MARCH 24, 1999
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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
Transaction                           Amount of Filing
Valuation:            $98,100,000(a)  Fee:                  $19,620(b)(c)


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(a) Calculated as the aggregate maximum purchase price to be paid for (i)
    25,000,000 shares in the original offer, based upon the net asset value per share ($9.82) at March 19, 1999 and (ii) 10,000,000 additional shares in the amended offer, based upon the net asset value per share ($9.81) at April 1, 1999.


(b) Calculated as 1/50th of 1% of the Transaction Valuation.


(c) $49,100 was previously paid with the initial filing of the Schedule 13E-4 on March 24, 1999.


 / /   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date of Filing: ________________________________________________________________

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

    This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Tender Offer Statement") of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") filed on March 24, 1999 with the Securities and Exchange Commission with respect to the Fund's Offer to Purchase, dated March 24, 1999 (the "Offer to Purchase"), up to 25,000,000 shares of common stock, par value $0.10 per share (the "Shares"). The Offer to Purchase has been incorporated by reference into Items 1, 2, 3, 7 and 8 of the Tender Offer Statement. The Amendment will be disseminated to security holders by means of an advertisement to be published on April 7, 1999 in THE WALL STREET JOURNAL and included as Exhibit (a)(1)(i) to this Amendment No. 1. A Supplement, dated April 7, 1999, to the Offer to Purchase (the "Supplement") is included as Exhibit (a)(1)(ii) to this Amendment No. 1.



                          AMENDMENTS TO SCHEDULE 13E-4



ITEM 1. SECURITY AND ISSUER



    The Supplement, which is incorporated herein by reference in its entirety, amends the Offer to Purchase to reflect that on April 7, 1999 the Offer is increased from up to 25,000,000 Shares to up to 35,000,000 Shares.



ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



    The Supplement, the third full paragraph of which is incorporated herein by reference amends Section 9 of the Offer to Purchase to reflect that the maximum aggregate purchase price if 35,000,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $343,600,000.



ITEM 8. ADDITIONAL INFORMATION



    (e) The Supplement is incorporated herein by reference in its entirety.



ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.



    (a)(1)        (i)  Advertisement to be printed in THE WALL STREET JOURNAL.
                 (ii)  Supplement, dated April 7, 1999, to the Offer to Purchase, dated March 24,
                       1999.
    (a)(2)             Amended Form of Letter of Transmittal.
    (a)(3)             Amended Letter to Stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MERRILL LYNCH SENIOR FLOATING RATE FUND,
                                                  INC.

                                                  By /s/     TERRY K. GLENN
                                                     ...........................

                                                          (Terry K. Glenn,
                                                             President)


April 7, 1999

                                 EXHIBIT INDEX


  EXHIBIT
-----------
(a)(1)(i)    Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)   Supplement dated April 7, 1999 to Offer to Purchase, dated March 24, 1999.
(a)(2)       Amended Form of Letter of Transmittal.
(a)(3)       Amended Letter to Stockholders.